UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Consolidated financial statements for the years ended 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VTEX

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VTEX and its subsidiaries (the "Company") as of December 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

May 6, 2025

We have served as the Company’s auditor since 2020

VTEX

Consolidated balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	5	18,673	28,035
Marketable securities	5	196,135	181,374
Trade receivables, net	6	52,519	44,122
Recoverable taxes		10,327	6,499
Deferred commissions		1,671	1,005
Prepaid expenses	7	5,120	5,143
Other current assets		145	77
Total current assets		284,590	266,255

Non-current assets
Equity investments	5	9,649	2,000
Trade receivables	6	11,384	7,415
Deferred tax assets		13,968	13,726
Prepaid expenses	7	66	155
Recoverable taxes		1,364	4,454
Deferred commissions		4,852	2,924
Other non-current assets		1,053	901
Right-of-use assets	9	3,220	4,295
Property and equipment, net	10	2,970	2,678
Intangible assets, net	11	6,822	8,192
Goodwill	11	22,168	21,832
Investments in joint venture		-	1,118
Total non-current assets		77,516	69,690
Total assets		362,106	335,945

The accompanying notes are an integral part of these consolidated financial statements

VTEX

Consolidated balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	12	36,003	37,978
Taxes payable	13	7,863	8,219
Lease liabilities	9	1,617	2,263
Deferred revenue		32,521	25,948
Accounts payable from acquisition of subsidiaries		29	-
Other current liabilities		1,989	1,486
Total current liabilities		80,022	75,894

Non-current liabilities
Accounts payable and accrued expenses	12	1,754	1,003
Taxes payable	13	160	-
Lease liabilities	9	1,695	2,233
Accounts payable from acquisition of subsidiaries		943	-
Deferred revenue		22,217	16,584
Deferred tax liabilities		808	1,062
Other non-current liabilities		361	451
Total non-current liabilities		27,938	21,333

Commitments and contingencies	14

EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized; Class A: 103,947,244 and 77,392,906 issued; 103,874,660 and 77,392,906 outstanding. Class B: 80,866,730 and 106,634,102 issued and outstanding	15	18	18
Additional paid-in capital		365,933	361,082
Accumulated other comprehensive income		(2,023)	3,226
Accumulated losses		(109,814)	(125,632)
Equity attributable to VTEX’s shareholders		254,114	238,694
Non-controlling interests		32	24
Total shareholders’ equity		254,146	238,718
Total liabilities and equity		362,106	335,945

The accompanying notes are an integral part of these consolidated financial statements

VTEX

Consolidated statements of operations

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2024	December 31, 2023

Subscription revenue		217,658	189,621
Services revenue		9,003	11,212
Total revenue	16	226,661	200,833

Subscription cost		(47,471)	(45,462)
Services cost		(12,234)	(15,524)
Total cost		(59,705)	(60,986)
Gross profit		166,956	139,847

Operating expenses
General and administrative		(34,284)	(32,412)
Sales and marketing		(68,598)	(59,353)
Research and development		(55,412)	(60,206)
Other losses		(1,276)	(1,921)
Income (loss) from operations		7,386	(14,045)

Other income, net	20	5,884	1,580

Income (loss) before income tax		13,270	(12,465)

Total income tax		2,540	(3,393)

Net income (loss)	8	15,810	(15,858)

Less: net loss attributable to non-controlling interest		(8)	(10)
Net income (loss) attributable to controlling shareholders		15,818	(15,848)

Earnings (loss) per share	17
Basic earnings (loss) per share		0.085	(0.085)
Diluted earnings (loss) per share		0.082	(0.085)

The accompanying notes are an integral part of these consolidated financial statements

VTEX

Consolidated statements of comprehensive income

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023
Net income (loss)	15,810	(15,858)

Other comprehensive income (loss):
Foreign currency cumulative translation adjustment	(5,249)	2,022

Total comprehensive income (loss)	10,561	(13,836)

Less: comprehensive income (loss) attributable to noncontrolling interest	(10)	12
Comprehensive income (loss) attributable to controlling shareholders	10,571	(13,848)

The accompanying notes are an integral part of these consolidated financial statements

VTEX

Consolidated statements of changes in shareholders’ equity

In thousands of U.S. dollars, except share amounts

	Common Stock
	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity

At January 1, 2023	188,992,529	19	381,222	1,204	(109,784)	272,661	15	272,676
Net loss for the year	-	-	-	-	(15,848)	(15,848)	(10)	(15,858)
Other comprehensive income	-	-	-	2,022	-	2,022	-	2,022
Exercise of stock options	920,945	-	1,031	-	-	1,031	-	1,031
Share repurchase program	-	-	(35,243)	-	-	(35,243)	-	(35,243)
Share-based compensation	1,583,558	-	14,072	-	-	14,072	-	14,072
Cancellation of shares	(7,470,024)	(1)	-	-	-	(1)	-	(1)
Transactions with non-controlling interests	-	-	-	-	-	-	19	19
At December 31, 2023	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718

At January 1, 2024	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718
Net income for the year	-	-	-	-	15,818	15,818	(8)	15,810
Other comprehensive loss	-	-	-	(5,249)	-	(5,249)	-	(5,249)
Exercise of stock options	1,163,550	-	3,898	-	-	3,898	-	3,898
Share repurchase program	-	-	(11,202)	-	-	(11,202)	-	(11,202)
Share-based compensation	1,457,415	-	12,155	-	-	12,155	-	12,155
Cancellation of shares	(1,833,999)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	-	-	-	16	16
At December 31, 2024	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146

The accompanying notes are an integral part of these consolidated financial statements

VTEX

Consolidated statements of cash flows

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023

Net income (loss) for the year	15,810	(15,858)
Adjustments for:
Depreciation and amortization	3,233	3,961
Deferred income tax	(3,954)	(1,656)
Loss on disposal of rights of use, property, equipment, and intangible assets	120	889
Expected credit losses from trade receivables	1,082	1,472
Share-based compensation	16,885	15,582
(Gain) loss on investments and other financial instruments, net	(15,493)	(32,442)
Others and foreign exchange, net	9,429	28,643
Change in operating assets and liabilities
Trade receivables	(21,680)	(7,807)
Recoverable taxes	(2,845)	(1,766)
Prepaid expenses	(452)	(542)
Other assets	465	2,771
Accounts payable and accrued expenses	2,712	3,429
Operating leases	(1,981)	(2,144)
Taxes payable	1,021	3,597
Deferred revenue	20,792	5,531
Other liabilities	820	1,748
Cash provided by operating activities	25,964	5,408
Cash flows from investing activities
Proceeds from sale of joint venture	1,026	-
Purchase of marketable securities and equity investments	(133,671)	(135,442)
Sales and maturities of marketable securities and equity investments	120,915	171,200
Acquisition of subsidiaries net of cash acquired	(2,920)	-
Acquisitions of property and equipment	(2,069)	(477)
Derivative financial instruments	(3,987)	(105)
Net cash provided by (used in) investing activities	(20,706)	35,176
Cash flows from financing activities
Proceeds from the exercise of stock options	3,898	1,031
Net-settlement of share-based payment	(4,675)	(2,488)
Buyback of shares	(11,202)	(35,243)
Payment of loans and financing	(71)	(1,238)
Net cash used in financing activities	(12,050)	(37,938)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(6,792)	2,646
Cash, cash equivalents, and restricted cash at the beginning of the year	28,035	26,002
Effect of exchange rate changes	(2,570)	(613)
Cash, cash equivalents, and restricted cash at the end of the year	18,673	28,035

Supplemental cash flow information:
Cash (paid) refunded for income taxes	(1,919)	82
Cash paid for interest	-	(5)

Non-cash transactions: Lease liabilities arising from obtaining right-of-use assets and remeasurement	1,530	(251)
Unpaid amount related to business combinations	972	-
Transactions with non-controlling interests	16	19

The accompanying notes are an integral part of these consolidated financial statements

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

1
Nature of business

VTEX (the “Group” or the “Company”) and its subsidiaries, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting, and presented in United States dollars (“USD”).

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries, including, but not limited to, VTEX ("VTEX"), incorporated in the Cayman Islands; VTEX Argentina S.A. ("VTEX ARG"), incorporated in Argentina; VTEX Brasil Tecnologia para E-commerce LTDA. ("VTEX Brazil"), incorporated in Brazil; VTEX Ecommerce Platform Limited ("VTEX UK"), incorporated in the United Kingdom; VTEX Commerce Cloud Solutions LLC ("VTEX USA"), incorporated in the United States; and other entities in Europe and Latin America. All intercompany accounts and transactions have been eliminated in consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s fiscal year ends on December 31, and references to fiscal year 2024 refer to the year ended December 31, 2024.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

3
Significant accounting policies

3.1
Use of estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these consolidated financial statements include:

●
estimates of expected credit losses related to financial assets measured at amortized cost, including trade receivables and contract assets;
●
certain inputs used to fair value acquired intangible assets;
●
inputs used to fair value equity and other investments in private companies, including revenue growth rates, revenue multiples based on market comparables, and a discount for lack of marketability;
●
estimates and judgments involved in applying the measurement alternative associated with equity and other investments in private companies, including the Company's assessment to evaluate whether an investment is impaired through analyzing market conditions, business results, observable transactions and other qualitative measures, and to measure the amount of that impairment, when applicable, by developing certain key assumptions, including revenue growth rates, revenue multiples based on market comparables, and a discount for lack of marketability;
●
estimates involved in evaluating and leasehold improvements, including, but not limited to, estimated future cash flows associated with terminating the respective asset groups;
●
estimates of fair value for share-based payment transactions, which require the determination of the most appropriate valuation model and underlying assumptions;
●
the recognition, measurement and valuation of current and deferred income taxes and uncertain tax positions which involves interpretation of tax laws in various jurisdictions in which we operate and requires judgment and use of estimates and assumptions regarding future events, such as amounts, timing and character of income, deductions and tax credits;
●
useful life rate of intangible and fixed assets;
●
the incremental borrowing rate applied to lease liabilities; and
●
the probability and amount of loss contingencies.

3.2
Revenue recognition

Revenue is recognized when control is transferred to customers in an amount that reflects the consideration expected to be received. Sales taxes collected from customers and remitted to governmental authorities are excluded from revenue. Revenue is composed of subscriptions and other services as further discussed below:

a.
Subscription revenues stem from a cloud-based multichannel software as a service (“SaaS”) platform focused on ecommerce, with a single performance obligation to provide continuous access to the platform. Revenue is recognized over time and includes a fixed percentage of each customer's gross merchandise value (recognized when end-consumer transactions occur) and non-refundable upfront fees (recognized evenly over the contractual period). Other items that may be included in the transaction price are fixed monthly fees, recognized ratably over the contract term, and VTEX’s share from partner arrangements, recognized when the underlying consumer transactions take place.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

b.
Services revenue consists primarily of consulting and professional services, including digital commerce solutions, architecting and education packages. Revenue is recognized over time as services are performed and progress is made toward completion. The Company does not provide implementation services, which are provided by third-party companies.

The total transaction price is determined at contract inception and allocated based on the relative standalone selling price of each obligation.

Revenue recognition and invoicing may not align. When revenue is recognized before invoicing, an unbilled receivable is recorded in accounts receivable. Deferred revenue is recorded when cash is received or due before performance, and recognized when the services are provided.

The Company determines whether it acts as a principal or an agent in transactions involving third parties. When acting as an agent, revenue is recognized on a net basis, representing the amount retained for facilitating the transaction. When acting as a principal, revenue is recognized on a gross basis, reflecting total consideration received.

Estimates related to revenue, costs, or project completion are reviewed periodically. Any changes are reflected in profit or loss in the period in which they are identified.

3.3
Deferred contract acquisition costs

Deferred contract acquisition costs are costs incurred to obtain a contract. Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. if such costs are recoverable, and consist primarily of sales commissions and related payroll taxes.

Incremental costs of obtaining a contract are earned on new contracts which are capitalized and amortized over the average period of benefit.

The Company amortizes deferred sales commissions over five years. The Company determined the period of benefit by taking into consideration past experience with customers and the initial estimated customer life. The Company periodically reviews the carrying amount of deferred commissions to determine whether events or changes in circumstances have occurred that could impact the period of benefit and recoverability of these deferred costs.

The Company includes the deferred contract costs mainly in sales and marketing expenses on the consolidated statements of operations.

Sales commissions of $6,523 and $3,929 were deferred for the years ended December 31, 2024 and 2023, respectively; and deferred commission amortization expense was $1,585 and $1,035 for the years ended December 31, 2024 and 2023, respectively.

3.4
Share-based compensation

The Company grants stock options (“SOP”) and restricted stock units (“RSU”) to selected directors and employees as long-term incentives. Share-based compensation expense is recognized on a straight-line basis over the service period, net of estimated forfeitures, which are based on historical experience. Any revisions to original estimates are recognized in profit or loss, with a corresponding adjustment to equity. Share-based compensation is measured at fair value on the grant date. The related expense is recognized over the required

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

service period, generally the vesting period of the award. These expenses are recognized as share-based compensation expenses and allocated in the consolidated statements of operations based on the activities that the employees perform.

3.5
Income tax

VTEX is a Cayman company that has subsidiaries operating in several countries and is subject to different income tax regimes.

Deferred tax assets and liabilities are determined based on the difference between the carrying amounts and the tax bases of assets and liabilities and measured using the enacted tax rates in effect for the year which the differences are expected to reverse. The impact of tax law changes is recognized in periods when the change is enacted.

The Company evaluates tax effects of an uncertain tax position to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. The unrecognized tax benefit is the difference between the tax benefit recognized and the tax benefit claimed on our income tax return. Management evaluates that all material tax positions in the current and prior years have been analyzed and properly accounted for and that the risk of additional material uncertain tax positions that have not been identified is remote.

Valuation allowances are recorded if based on the weight of all available evidence it is more likely than not some portion, or all, of the deferred tax assets will not be realized. In connection with this assessment, the Company considers, among other factors, the nature, frequency, and magnitude of current and cumulative losses on an individual subsidiary basis, projections of future taxable income, taxable income in prior carryback periods, future reversal of existing taxable temporary differences, the duration of statutory carryforward periods, as well as feasible tax planning strategies that would be employed by the Company to prevent tax loss carryforwards from expiring unutilized.

3.6
Foreign currency transactions

All the Company’s foreign operations have determined the local currency to be their functional currency, except for Argentina, which qualifies as a highly inflationary economy. Accordingly, the foreign subsidiaries with local currency as functional currency translate assets and liabilities from their local currencies into U.S. dollars by using the exchange rates in effect on the consolidated balance sheet dates. Revenue and expense accounts are translated at the average monthly rates in effect during the year. The resulting cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded as a component of other comprehensive (loss) income. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in the statement of operations. Net foreign currency transaction results are included in the consolidated statements of operations under the caption “Other income, net”.

Argentine currency status

The Company’s Argentine subsidiary is accounted for as operating in a highly inflationary economy under U.S. GAAP. While its functional currency remains the Argentine Peso (ARS), its financial statements are remeasured as if the U.S. dollar were the functional currency, with remeasurement gains and losses recognized in the consolidated statements of operations

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

The Company continues to closely monitor the evolving macroeconomic environment and its potential impact on its business and financial position.

3.7
Cash, cash equivalents and restricted cash

The Company considers all short-term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.

Restricted cash includes deposits subject to contractual restrictions and therefore not available for general use by the other entities within the Company. These funds are contractually restricted and are not available for general corporate use until the contractual obligations are fulfilled.

3.8
Marketable securities

The Company’s marketable securities consist of short-term investments such as corporate bonds and commercial paper that do not meet the criteria of cash equivalents. Marketable securities are classified as held-to-maturity securities - those the Company has both the positive intent and ability to hold to maturity and carried at amortized cost, interest on these debt securities, as well as amortization/accretion of premiums/discounts, are included in interest income and as available-for-sale - investments in debt securities not classified as trading securities or as held-to-maturity securities, carried at estimated fair value using the fair value option.

The fair value option permits the Company to measure certain eligible financial assets at fair value. This election is irrevocable, must be made at the time of initial recognition, and applies to the entire instrument. Subsequent changes in fair value are recognized in the consolidated statements of operations under the caption “Other income, net”. The Company has elected to apply this fair value option to its available-for-sale investments, which consists mainly of foreign government bonds and discretionary investment portfolios. This election was made to ensure consistency in the accounting treatment and presentation across equity and other investments.

Marketable securities are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company would be required to sell the securities before the recovery of their remaining amortized cost basis. Realized gains and losses deemed other than temporary are determined using the specific identification method and reported as financial income or expense in the consolidated statement of operations.

3.9
Fair value measurements

The carrying amounts for cash and cash equivalents, marketable securities, trade and other receivables, trade accounts payable and accruals and employee-related accruals approximate fair value due to the short-term maturities of these instruments.

The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance, using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

3.10
Equity and other investments

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

Strategic investments are a part of the Company strategy and use of capital, expanding its expertise and building strong partnerships around strategic initiatives. The Company evaluates each investment to determine if the investment is a variable interest entity and, if so, whether the Company is the primary beneficiary of the variable interest entity. As of December 31, 2024 and 2023, there were no variable interest entities required to be consolidated in the Company’s consolidated financial statements.

The Company classifies each equity investment into one of three categories: (i) equity and other investments with readily determinable fair values, (ii) equity and other investments without readily determinable fair values, and (iii) equity and other investments under the equity method of account. Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date and any movements in the fair value are classified as other income in the consolidated statement of operations .

Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes, referred to as the measurement alternative. Estimates and judgments are involved in applying the measurement alternative associated with equity and other investments without readily determinable fair values by developing certain key assumptions, including revenue growth rates and revenue multiples based on market comparables.

The Company evaluates each investment to determine if it should use the equity method based on ownership, influence, and involvement, including board representation. Qualified investments are adjusted for the Company 's share of income or loss and amortization of the basis difference. The Company previously owned VT Comercio, a joint venture ("JV") formed in July 2019 with a 50% participation. On August 30, 2023, the Company announced the termination of the JV, and the dissolution terms were finalized in May 2024.

The Company assesses its equity and other investments in private companies and equity method investment for impairment through analyzing market conditions, business results and other qualitative measures that suggest that the carrying amount of the investment may be impaired, and the decline in value below the carrying amount is determined to be other than temporary.

3.11
Derivatives and hedging

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, these instruments are not speculative.

3.12
Trade receivable, net

Trade receivables are stated at net realizable value and include both billed and unbilled receivables. The Company continuously evaluates the collectability of its accounts receivable and maintains an allowance for credit losses for amounts deemed uncollectible. Customers are grouped based on similar risk profiles, and the Company assesses both invoiced and unbilled accounts receivable considering historical collection patterns, significant risk factors, and expected future collectability. This estimate is reviewed annually and adjusted as needed to reflect updated conditions.

Trade receivables and unbilled revenue are written off where there is no reasonable expectation of recovery. Identified risks pertaining to the Company’s invoiced accounts receivable include the delinquency level and customer type. The estimate of the amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances, historical customer delinquency, and assessment of the overall portfolio and general economic conditions.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

3.13
Loss contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate.

Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.

3.14
Operating leases

The Company determines if an arrangement is a lease at inception. At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used. The lease liability is measured at the present value of lease payments over the lease term. The right-of-use (“ROU”) asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred and excludes lease incentives.

Operating lease costs and expenses are recognized on a straight-line basis over the lease term.

3.15
Property and equipment

Property and equipment items are stated at historical cost, net of accumulated depreciation, and any impairment losses. Historical cost includes expenditures directly attributable to the acquisition of the items. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Computer and peripheral equipment are depreciated over five years, while furniture and fixture are depreciated over four to ten years. Machinery and equipment are depreciated over ten years. Leasehold improvements are depreciated over the term of their associated leases, which varies from two to ten years. If the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in earnings. Gains and losses on disposals are determined by comparing the proceeds from the sale with the asset’s carrying amount. The residual values, useful lives, and depreciation methods of assets are reviewed at the end of each reporting period and adjusted if necessary.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

3.16
Business combinations

The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires that assets acquired, and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill.

Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations. Acquisition-related costs are expensed as incurred.

Acquisition-related costs are expensed as incurred. The Company analyzes whether an arrangement for payments to selling shareholders is part of the consideration transferred to the acquiree or is a transaction separate from the business combination.

3.17
Goodwill and other intangible assets

Intangible assets include goodwill, customer relationships, intellectual property, software, and trademarks acquired through business combinations. These assets are initially recognized at fair value at the acquisition date and subsequently measured at cost, less accumulated amortization and impairment losses, if applicable.

The Company periodically reviews the estimates for potential adjustments, including the reassessment of useful lives when applicable.

a)
Goodwill

Represents the excess of the purchase price over the fair value of net assets acquired in a business combination. It is not amortized but is tested for impairment at least annually, or more frequently if indicators of impairment arise.

Goodwill is allocated to reporting units based on expected synergies from the business combination. The Company periodically reviews its reporting structure to assess potential changes in the aggregation of assets, which may impact goodwill allocation and impairment testing.

Goodwill impairment is assessed at the reporting unit level. A qualitative assessment is performed to determine whether it is more likely than not that the reporting unit’s fair value is lower than its carrying value, considering macroeconomic conditions, industry factors, financial performance, and other relevant indicators. If necessary, a quantitative test compares the fair value of the reporting unit to its carrying amount. If the carrying amount exceeds fair value, an impairment loss is recorded, limited to the goodwill allocated to that reporting unit.

The Company may bypass the qualitative test and proceed directly to the quantitative assessment, pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. As of December 31, 2024, and 2023, no impairment losses were recorded.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

b)
Customer relationship and intellectual property

Customer relationship and intellectual property acquired in a business combination are recognized at fair value at the acquisition date and subsequently measured at cost, less accumulated amortization and impairment losses. These assets have a finite useful life and are amortized on a straight-line basis over their estimated useful lives of up to 8 years.

c)
Software

Licenses of software acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and impairment losses, if applicable. Amortization is calculated under the straight-line method over 5 to 10 years according to the valuation made on the purchase prices allocation. Maintenance costs are recognized as expenses when incurred.

d)
Trademark

Trademarks acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and impairment losses, if applicable. Amortization is calculated under the straight-line method over 10 years according to the valuation made on the purchase prices allocation.

3.18
Impairment of long-lived assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances suggest that the carrying amounts of these assets may not be recoverable. The assessment of whether any impairment exists involves comparing the estimated undiscounted future cash flows expected to be generated over the remaining life of the asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value. As of December 31, 2024 and 2023 there were no events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable.

3.19
Segment reporting

For reviewing the operational performance of the Company and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Company, which is comprised as the Board of Directors of the Company, reviews the consolidated results as a whole.

The CODM considers the whole Company a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a consolidated basis for all subsidiaries.

3.20
Interest rate risk

The interest risk arises from the possibility of the Company incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

The Company’s exposure to market risk for changes in interest rates relates primarily to the cash, cash equivalents and marketable securities. The Company investments are made for capital preservation purposes, and the Company does not obtain investments for trading or speculative purposes. The Company’s trade receivables, account payable, and other liabilities do not bear interest.

The Company’s cash, cash equivalents, restricted cash and marketable securities consist primarily of interest-bearing accounts held by our parent Company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, the Company maintains its portfolio of cash equivalents in a variety of investment-grade securities, which include money market funds, time deposits and government and non-government securities. As of December 31, 2024, we are not materially exposed to the risk of changes in market interest rates.

3.21
Foreign currency risk

The Company considers itself exposed mainly to market risk associated with unfavorable foreign currency movements related to contracts and investments in its subsidiaries as well as in costs and expenses.

The Company uses foreign exchange derivative products to mitigate the exposure of foreign currency fluctuations.

3.22
Accounting Pronouncements Adopted in the Year

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, which enhances segment-level disclosures for both interim and annual reporting. This update requires entities to disclose significant segment expenses and other segment items considered by the Chief Operating Decision Maker. Additionally, it clarifies when multiple segment profit or loss measures may be reported, introduces new disclosure requirements for entities with only one reportable segment, and includes other reporting enhancements. The guidance applies to annual periods beginning after January 1, 2024. The Company adopted this ASU for the year ended December 31, 2024. The CODM has concluded that the Company operates as a single operating and reportable segment and evaluates segment performance based on consolidated net income (loss), as disclosed on Note 19.

3.23
Recent accounting pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09 on Improvements to Income tax disclosures, which requires greater disaggregation of income tax rate reconciliation and income taxes paid. The amendments are effective for annual periods beginning after December 15, 2024. The Company will adopt and apply the guidance in fiscal year 2025 and is currently assessing its impact.

In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses, which enhances the disclosure of certain costs and expenses to provide greater transparency in the income statement. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company will adopt and apply the guidance in the fiscal year 2027 and is currently assessing its impact.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

4
Business combinations

4.1
Acquisition of Weni

On August 29, 2024, VTEX acquired 100% of the shares of Weni, a privately held company specializing in communication automation solutions and chatbots, to enhance its customer engagement and operational automation capabilities. The consolidated financial statements include the results of Weni for the period from the acquisition date.

a.
Consideration transferred

The purchase price includes an initial cash consideration of US$3,016, paid upon closing, as well as a long-term fixed installment of US$972, with payments extending through 2029. The acquisition agreement features potential additional payment based on the achievement of specific performance targets and the continued employment of key executives over the next three years. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in profit or loss over the applicable service period. The total amount of expenses outside the scope of the business combination recognized in the year ended December 31, 2024 was US$644.

The table below represents the purchase price allocation to total identifiable intangible assets acquired and net liabilities assumed based on their respective estimated fair values at the acquisition date.

Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	97
Trade receivables	1,525
Other current and non-current assets	73
Property and equipment	45
Accounts payable	(1,004)
Other current and non-current liabilities	(704)
Fair value of identifiable intangible assets (i)	1,115
Goodwill (ii)	2,906
Total consideration	4,053

(i) The intangible assets acquired comprises of:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	With or without method	878	8.5
Developed technology	Multi-Period Excess Earnings	237	5.9

(ii) The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date, goodwill is not deductible for tax purposes. The Company has a plan to merge Weni into VTEX Brazil in 2025, therefore no deferred tax is recognized. According to Brazilian tax legislation, the expenses related to Goodwill and other intangibles acquired in a business combination are deductible for tax purposes only after the merger.

Acquired receivables

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

The fair value of acquired trade receivables was US$1,525. The gross contractual amount for trade receivables due is US$1,557, with a loss allowance of US$32 recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of US$1,204 and a net profit of US$114 to the Company from August 29, 2024, to December 31, 2024. Weni’s contribution to the Company’s revenues for the current reporting period would be US$5,542 (unaudited), with a net profit of US$ 423 (unaudited), if the acquisition had taken place at the beginning of the year. Weni’s contribution to the Company’s revenues in 2023 would be US$4,481 (unaudited), with a net profit of US$502 (unaudited).

b.
Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of US$
Cash consideration	3,016
Less: Balances acquired
Cash	(97)
Net outflow of cash – investing activities	2,919

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

5
Financial instruments

The Company measures financial instruments based on observable inputs such as quoted prices (unadjusted) for identical assets or liabilities in active markets (Level 1), inputs other than the quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

The following tables present the costs, net unrealized gain (losses), and fair value by major security type for our investments:

	As of December 31, 2024
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate Fair Value	Cash and cash equivalents	Marketable securities
Cash	13,750	-	-	13,750	13,750	-
Level 1:
Money market	4,923	-	-	4,923	4,923
Mutual funds	128,451	-	-	128,451	-	128,451
US Treasuries	25,198		(28)	25,170	-	25,170
Time deposits	8,132	2	-	8,134	-	8,134
Discretionary investment portfolio	22,959	-	-	22,959	-	22,959
Foreign Government bonds	11,981	-	(2,352)	9,629	-	11,421
Total	201,644	2	(2,380)	199,266	4,923	196,135

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

	As of December 31, 2023
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate Fair Value	Cash and cash equivalents	Marketable securities
Cash	24,962	-	-	24,962	24,962	-
Level 1:
Money market	3,073	-	-	3,073	3,073
Mutual funds	83,041	-	-	83,041	-	83,041
US Treasuries	59,978	55	(2)	59,031	-	59,031
Time deposits	8,174	4	-	8,178	-	8,178
Discretionary investment portfolio	10,252	-	-	10,252	-	10,252
Foreign Government bonds	20,872	571	-	21,443	-	20,872
Total	184,390	630	(2)	211,980	3,073	181,374

Investments by Contractual Maturity

As of December 31, 2024, the estimated fair values of our investments, categorized by contractual maturity, are as follows:

	Amortized Cost	Aggregate Fair Value
Within 1 year	36,036	35,451
After 1 year through 5 years	9,275	7,483
Securities with no defined maturity	156,333	156,332
	201,084	199,266

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

Equity Investments without Readily Determinable Fair Values

VTEX holds strategic investments in privately held equity securities of unquoted companies. Adjustments related to equity and other investments without readily determinable fair values for the years ended December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Balance, beginning of the year	2,000	-

Adjustments related to equity and other investments without readily determinable fair values:
Additions	6,024	2,000
Unrealized gains (i)	1,625	-

Balance, end of the year	9,649	2,000

(i) During the year ended December 31, 2024, the Company identified an observable price change resulting in the remeasurement of an equity security of a privately held company at fair value on a non-recurring basis. The observable change was based on a valuation conducted as part of an investment round, utilizing inputs such as revenue growth and through market past transaction multiples technique (level 3). As a result of the remeasurement, the Company recognized unrealized gains of US$1,625, which were presented within "Other income, net" in the consolidated statement of operations.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

6
Trade receivables, net

Trade receivables are amounts from customers for services performed in the ordinary course of business. Invoices are usually settled within 30 days from issuance, however some contracts may comprise long term payments.

Due to the maturity and nature of the trade receivables, their carrying amount is considered to be the same as their fair value.

	December 31, 2024	December 31, 2023
Trade receivables	64,855	52,446
Expected credit losses	(952)	(909)
Total trade receivables	63,903	51,537

Current	52,519	44,122
Non-current	11,384	7,415

The changes in expected credit losses for trade receivables are as follows:

	2024	2023
Opening balance on January 1	(909)	(808)
Addition	(1,082)	(1,472)
Addition from acquisition of subsidiaries	(31)	-
Write-off	912	1,352
Exchange differences	158	19
Closing balance on December 31	(952)	(909)

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

7
Prepaid expenses

The breakdown of prepaid expenses is as follows:

	December 31, 2024	December 31, 2023
Personnel	703	822
Suppliers (i)	3,798	3,643
Others	685	833
Total	5,186	5,298

Current	5,120	5,143
Non-current	66	155

(i) Refers mainly to advances payment to hosting and software suppliers.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

8
Income Tax

The components of income (loss) before income taxes and income tax expenses were as follows:

	December 31, 2024	December 31, 2023
Income (loss) before income tax	13,270	(12,465)
Brazil	18,832	9,684
Other	(5,562)	(22,149)

Current income tax expense	(1,414)	(5,049)
Brazil	(951)	(21)
Other	(463)	(5,028)

Deferred income tax recovery	3,954	1,656
Brazil	(1,100)	(1,028)
Other	5,054	2,684

The reconciliation of the expected income tax expense calculated using the statutory tax rate to the actual income tax expense for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
Income (loss) before income tax	13,270	(12,465)
Expected income tax at Brazilian tax rate of 34% (2023 – 34%) (i)	(4,512)	4,238
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Technological innovation incentive law (Lei do bem) (ii)	3,927	2,257
Tax inflation adjustments	4,660	2,141
Non-deductible expenses	(1,184)	(1,281)
Change in valuation allowance	(3,949)	(6,318)
Tax rate reconciliation (i)	4,258	(3,796)
Other net differences	(660)	(634)
Income tax	2,540	(3,393)
Effective rate - %	19.15%	27.22%

(i) The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the Group’s biggest operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of 34%, to the actual income tax expense. The Group’s combined Brazilian tax rate includes the corporate income tax at a 25% rate and the social contribution on net profits at a 9% rate. Differences between local income tax rates to the Brazilian income tax rate were allocated to “Tax rate reconciliation”. Apart from Brazil, the Group’s biggest operations are in Argentina, the US and Colombia, which CIT rates in 2024 were 35%, 21% and 35%, respectively. Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains.

(ii) Benefit related to the deductibility of research and development (technological innovation) expenses at the amounts higher than booked from the income tax basis as provided for by Law No. 11.196/05 - known as Lei do Bem.

The composition of deferred income tax assets and liabilities as of December 31, 2024 and 2023 were as follows:

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023
Deferred tax assets
Allowance for expected credit loss	343	356
Bonus provision	1,424	2,753
Share-based compensation (i)	521	587
Deferred revenue	2,644	2,554
Research and development expenditures	1,728	1,520
Tax loss (ii)	42,251	39,543
Others (iii)	4,134	1,475
Total deferred tax assets, before valuation allowance	53,045	48,789
Valuation allowance	(37,406)	(33,457)
Total deferred tax assets	15,639	15,332

	December 31, 2024	December 31, 2023
Deferred tax liabilities
Acquisition of subsidiaries	852	1,136
Temporary differences	1,626	1,499
Others	-	33
Total deferred tax liabilities	2,478	2,668

Total deferred tax assets, net	13,968	13,726
Total deferred tax liabilities, net	808	1,062

(i) Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.

(ii) Tax losses are mainly a result of the current investment position of operations in Brazil, United Kingdom and United States. In Brazil, tax losses are not subject to statute of limitation but ought to be used observing the limits established by the local tax legislation. The amounts recorded in Brazil are expected to be offset in the foreseeable future. There is not enough positive evidence of recoverability for tax loss carryforwards in VTEX UK and VTEX US, therefore, a valuation allowance for the full amount in these entities was recorded. As of December 31, 2024, these tax losses have no expiry.

(iii) Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Mexico. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

During the year ended December 31, 2024, The Company assessed whether a valuation allowance should be established or maintained against its deferred tax assets, based on consideration of all available positive and negative evidence, using a "more-likely-than-not" standard. The factors the Group uses to assess the likelihood of realization are its recent operating results, historical losses and the cumulative losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets. For the year ended December 31, 2024, the only movement in the valuation allowance was the addition of US$3,949 (US$6,318 for December 31, 2023) mainly related to the deferred taxes of VTEX UK and VTEX US.

The Company had no material uncertain income tax positions for the years ended December 31, 2024 and 2023. The Company’s accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2024 and 2023, there was no material interest or penalties related to uncertain tax positions.

As of December 31, 2024, no deferred tax liability has been recognized for potential income taxes on the undistributed earnings of our foreign subsidiaries. The holding entities of the company are based in jurisdictions where these investments can be recovered tax-free under applicable tax laws.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

9
Leases

As of December 31, 2024, the Company has office leases in Brazil, United States, Colombia and Argentina.

The balance sheet shows the following amounts related to leases:

	December 31, 2024	December 31, 2023
Right-of-use assets
Office buildings	3,220	3,897
Computers	-	398
Total	3,220	4,295

	December 31, 2024	December 31, 2023
Lease liabilities
Current	1,617	2,263
Non-current	1,695	2,233
Total	3,312	4,496

For the year ended December 31, 2024, the Company recorded operating lease costs and expenses totaling US$1,989 (US$1,916 for the year ended December 31, 2023). As of December 31, 2024, the weighted average remaining lease term is 1.36 years (December 31, 2023 - 2.21) and the weighted average discount rate is 8.55% (December 31, 2023 - 9.86%).

The Company has not entered into any sublease transactions for the years presented. The lease contracts do not include any significant variable lease payments or residual value guarantees. There are no restrictions or covenants imposed by the leases. The Company's lease agreements contain renewal options, which are not recognized as part of its right-of-use assets or lease liabilities.

Maturities of lease liabilities as of December 31, 2024 were as follows:

Operating leases
2025	1,689
2026	1,311
2027	670
Total lease payments	3,669
Less interest	(357)
Total operating lease liabilities	3,312

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

10
Property and equipment, net

Details of property and equipment and changes in the Company’s property and equipment balances are presented below:

	December 31, 2024
	Cost	Accumulated depreciation	Net book value
Leasehold Improvements	2,039	(1,450)	589
Machinery and equipment	34	(15)	19
Furniture and fixture	505	(300)	205
Computer and peripherals	4,199	(2,042)	2,157
	6,777	(3,807)	2,970

	December 31, 2023
	Cost	Accumulated depreciation	Net book value
Leasehold Improvements	2,560	(1,455)	1,105
Machinery and equipment	43	(14)	29
Furniture and fixture	607	(319)	288
Computer and peripherals	3,204	(1,948)	1,256
	6,414	(3,736)	2,678

The following table illustrates the classification of depreciation in the consolidated statement of operations:

	December 31, 2024	December 31, 2023
Subscription cost	111	136
Services cost	67	75
General and administrative	198	199
Sales and marketing	305	274
Research and development	432	422
Total	1,113	1,106

There were no events or changes in circumstances that indicate that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years 2024 and 2023.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

11
Intangible assets and Goodwill

Details of intangible assets and changes in the Company’s intangible assets balances are presented below:

	December 31, 2024
	Cost	Accumulated amortization	Net book value
Developed technology	3,929	(3,064)	865
Trademark	186	(66)	120
Intellectual Property	2,351	(1,596)	755
Customer relationship	10,028	(5,123)	4,905
Others	444	(267)	177
	16,938	(10,116)	6,822

	December 31, 2023
	Cost	Accumulated amortization	Net book value
Developed technology	4,649	(3,524)	1,125
Trademark	238	(62)	176
Intellectual Property	2,962	(1,793)	1,169
Customer relationship	9,490	(4,093)	5,397
Others	566	(241)	325
	17,905	(9,713)	8,192

The following table illustrates the classification of amortization in the consolidated statement of operations:

	December 31, 2024	December 31, 2023
General and administrative	16	17
Sales and marketing	1,212	1,204
Research and development	532	1,194
Total	1,760	2,415

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the years 2024 and 2023.

Estimated future amortization expense related to intangible assets, as of December 31, 2024 is as follows:

Fiscal year	Amount
2025	1,648
2026	1,600
2027	1,353
2028	1,273
2029	442
Thereafter	506
Total	6,822

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The changes to the carrying amount of goodwill is as follows:

	December 31, 2024	December 31, 2023
Opening balance on January 1	21,832	20,965
Goodwill acquired	2,906	-
Exchange differences	(2,570)	867
Closing balance on December 31	22,168	21,832

Goodwill amounts are not amortized but tested for impairment on an annual basis. There was no impairment of goodwill as of December 31, 2024 and 2023.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

12
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2024	December 31, 2023
Trade payables	15,840	14,829
Social charges	4,417	5,049
Profit-sharing	10,643	13,147
Provision for vacation and benefits	6,377	5,935
Others	480	21
Total	37,757	38,981

Current	36,003	37,978
Non-current	1,754	1,003

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

13
Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2024	December 31, 2023
Income tax payable	1,411	2,147
Other taxes payable	6,612	6,072
Total	8,023	8,219

Current	7,863	8,219
Non-current	160	-

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

14
Commitments and Contingencies

14.1. Contingencies

The Company is party to civil, labor and tax lawsuits involving loss risks. Loss contingencies resulting from lawsuits are estimated and updated by the Company, based on the evaluation of its legal advisors.

In the ordinary course of business, the Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. The outcomes of legal proceedings and other contingencies are, however, inherently unpredictable and subject to significant uncertainties.

The breakdown of existing loss contingencies of the Company which are recognized as a liability, is as follows:

	December 31, 2024	December 31, 2023
Civil	56	48
Labor	14	10
Tax	182	170
Total	252	228

On October 9, 2020, Mirakl, Incorporated, a competitor in the ecommerce SaaS market, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX U.S., and certain of its employees that were formerly employed by the plaintiff.

In July 2024, the parties entered into a confidential settlement agreement, resulting in the dismissal with prejudice of all pending claims and counterclaims. All obligations under the agreement were fully satisfied by January 2025.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

14.2. Commitments

The Company has contractual commitments for services with third parties related to hosting and internal software systems. These commitments are non-cancellable and expire within one to five years. As of December 31, 2024, the total commitment was US$41,900 for the year 2025. The Company entered into additional commitments after December 31, 2024, which resulted in unconditional purchase obligations as follows:

Fiscal year	Amount
2026	31,000
2027	31,500
2028	35,000
2029	40,000
2030	62,500
Total	200,000

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

15
Shareholders’ equity

15.1 Issued capital

The total share capital is as follows:

	December 31, 2024	December 31, 2023
Number of ordinary nominative shares	184,813,974	184,027,008
Par value	0.0001	0.0001
Total issued capital	18	18

The Company has two classes of common shares: Class A common shares and Class B common shares. The rights of Class A common shares and Class B common shares holders are identical, except to voting, conversion, and transfer restrictions applicable to the Class B common shares. Each Class A common share is entitled to one vote. Each Class B common share is entitled to 10 votes and convertible into one Class A common share as provided in the Articles of Association. Holders of Class A common shares and Class B common shares vote together as a single class on all matters unless otherwise required by law.

In 2024 the Group canceled 1,763,054 Class A shares (7,469,870 in 2023), as a result of the share repurchase program. See note 15.2 (a) for more information.

15.2 Additional paid-in capital

a. Share repurchase program

In 2023, the Company repurchased 3,719,860 Class A common shares under the 2022 share repurchase program, for the amount of US$15,169. On August 3, 2023, the Board of Directors authorized the renewal of the Company’s repurchase program for an aggregate consideration of up to US$20 million with an expiration date of August 10, 2024. In 2023, 3,668,986 Class A common shares were repurchased in this program, for the amount of US$20,074.

On December 3, 2024, the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30 million with an expiration date of December 2, 2025. The new share repurchase program does not obligate the Company to acquire any amount of common shares, and it may be suspended or discontinued at any time at the Company's discretion. The timing and amount of shares repurchased (if any) will be determined by the Company’s management based on its evaluation of market conditions, applicable legal requirements and other factors. In 2024, 1,836,638 Class A common shares were repurchased for the amount of US$11,202.

Repurchases under the Company's program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule 10b-18. The timing of repurchases will depend on factors including market conditions and prices, the Company’s liquidity requirements and alternative uses of capital.

The share repurchase program could be suspended from time to time or discontinued, and there is no assurance as to the number of shares that will be repurchased under the program or that there will be any repurchases. The timing and amount of shares repurchased (if any) will be determined by the Company’s management based on its evaluation of market conditions, applicable legal requirements and other factors. Repurchases may also be made under a Rule 10b5-1 plan. Any repurchased shares may be canceled or remain available for use in connection with its equity incentive plans and for other corporate purposes.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

On December 31, 2024, the Company held 72,584 shares in treasury (nil in 2023). The table below shows the movements in the treasury shares for the years ended December 31, 2024 and 2023:

	2024		2023
	Number of shares	Amount $	Number of shares	Amount $
Opening balance on January 1	-	-	81,024	311
Share repurchase	1,836,638	11,202	7,388,846	35,243
Cancellation of shares	(1,764,054)	(10,775)	(7,469,870)	(35,553)
Closing balance on December 31	72,584	426	-	-

b. Share-based compensation

The Group has equity-settled compensation plans. Refer to note 18 for additional details.

c. Other reserves

Exchange differences arising on translation of the foreign-controlled entities are recognized in other comprehensive income, as described in note 3.6. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

16.
Revenue from services provided

16.1 Disaggregation of revenue from contracts with customers

The Company’s revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	December 31, 2024	December 31, 2023
Subscriptions	239,747	208,990
Taxes on subscriptions	(22,089)	(19,369)
Subscription revenue	217,658	189,621

Services provided	9,541	11,771
Taxes on services	(538)	(559)
Services revenue	9,003	11,212

Total revenue	226,661	200,833

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

16.2 Contract assets and deferred revenue related to contracts with customers

The Company has recognized the following contract assets and deferred revenue related to contracts with customers:

	December 31, 2024	December 31, 2023
Current contract assets relating to subscription	44,722	30,077
Current contract assets relating to services	910	1,975
Loss allowance	(134)	(120)
Total contract assets	45,498	31,932

Current	34,114	24,517
Non-current	11,384	7,415

Deferred revenue - subscription	53,924	40,671
Deferred revenue - services	814	1,861
Total deferred revenue	54,738	42,532

Current	32,521	25,948
Non-current	22,217	16,584

	2024	2023
Opening balance on January 1	42,532	34,255
Additions	57,296	43,566
Recognition of deferred revenue	(40,257)	(34,386)
Exchange differences and other adjustments	(4,833)	(903)
Closing balance on December 31	54,738	42,532

Contract assets refer to consulting and subscription services to be invoiced in future periods according to the terms and conditions of the contracts. Deferred revenue refers to vouchers from subscription contracts and consulting services.

For the year ended December 31, 2024, the Company recognized US$22,315 of revenue that was included in the contract liability balance at the beginning of the year (December 31, 2023 - US$17,258).

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

17.
Earnings (loss) per share

Basic earnings (loss) per share attributable to controlling shareholders is computed by dividing net income (loss) attributable to controlling shareholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Company for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Numerator:
Net income (loss)	15,810	(15,858)

Denominator:
Basic weighted average number of shares outstanding	185,044	186,365
Weighted average effect of dilutive securities:
Stock options	3,721	-
Restricted share units	3,569	-
Diluted weighted average number of shares	192,334	186,365

Earnings (loss) per share:
Basic	0.085	(0.085)
Diluted	0.082	(0.085)

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

18.
Share-based compensation

18.1 Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option and RSU plan.

Both stock options and RSU instruments are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2022	9,714	4.18	4.37	1.41
Granted	1,653	4.87	-	2.42
Forfeit	(513)	6.44	-	3.72
Exercised (i)	(958)	1.02	-	0.52
At December 31, 2023	9,896	4.17	3.86	1.44
Granted	901	6.83	-	3.22
Forfeit	(404)	4.51	-	1.29
Exercised (i)	(1,278)	3.04	-	0.54
At December 31, 2024	9,115	4.55	3.02	1.74
Stock options exercisable as of December 31, 2024	5,706	4.50	2.69	1.32

(i) The number of stock options withheld for tax purposes was 186 thousand shares (38 thousand shares in 2023).

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price – The trading price closest to the granting date of the options;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Expected Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the year ended December 31, 2024:

●
Target Asset Price – US$6.82 per share (December 31, 2023 – US$5.12 per share)
●
Risk-Free Interest Rate – 4.20% (December 31, 2023: 4.39%)
●
Volatility – 55.83% (December 31, 2023: 56.99%)
●
Expected dividend: None

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2022	3,509	6.94
Granted	2,588	4.90
Forfeit	(284)	6.61
Settled (i)	(2,094)	5.57
At December 31, 2023	3,719	6.32
Granted	2,511	6.75
Forfeit	(489)	6.58
Settled (i)	(1,902)	6.05
At December 31, 2024	3,839	6.70

(i) The number of RSUs withheld for tax purposes was 417.3 thousand shares (603.2 thousand shares in 2023).

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the stock options appraisal model.

For the year ended December 31, 2024, there was US$24,871 (US$17,953 in 2023) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.50 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2024, was US$18,549 (US$17,506 in 2023). For the year ended December 31, 2024, the Group recorded in additional paid-in capital the amount of US$10,752 (US$13,651 in 2023).

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

18.2 Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2022	8.42	13.48	5.35	5.66
Granted	-	-	-	-
Forfeit	-	-	-	-
Exercised	-	-	-	-
At December 31, 2023	8.42	14.81	4.35	6.17
Granted	-	-	-	-
Forfeit	(8.42)	13.08	-	5.49
Exercised	-	-	-	-
At December 31, 2024	-	-	-	-
Stock options exercisable as of December 31, 2024	-	-	-	-

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●
Risk-Free Interest Rate - Future CDI, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2022	285.28	6.42
Granted	115.00	5.10
Forfeit	(82.25)	5.50
Settled (i)	(77.15)	7.17
At December 31, 2023	240.88	6.49
Granted	47.03	4.11
Forfeit	(0.50)	7.51
Settled (i)	(98.52)	5.17
At December 31, 2024	188.89	5.51

(i) The number of RSUs withheld for tax purposes was 10.9 thousand shares (3.7 thousand shares in 2023).

For the year ended December 31, 2024, there was US$1,016 (2023 – US$1,562) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.31 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2024, was US$657 (US$543 in 2023). For the year ended December 31, 2024, the Group recorded in additional paid-in capital the amount of US$411 (US$421 in 2023).

18.3 Amounts recognized in the statement of profit or loss

The following table illustrates the classification of share-based compensation in the consolidated statements of operations which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	December 31, 2024	December 31, 2023
Subscription cost	29	(205)
Services cost	(972)	(459)
General and administrative	(8,117)	(5,855)
Sales and marketing	(4,642)	(4,277)
Research and development	(5,504)	(7,253)
Total	(19,206)	(18,049)

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

19.
Segment and Geographical Information

For reviewing the operational performance of the Company and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Company, which is comprised as the Board of Directors of the Company, reviews the consolidated results as a whole. Significant expenses reviewed by the CODM include those that are presented in the consolidated statements of operations.

The following table presents total external revenues by geographic location:

	Years ended
	December 31, 2024	December 31, 2023
Brazil	128,302	109,470
Latin America - except Brazil	73,549	69,618
Rest of the world	24,810	21,745
Total revenue by region	226,661	200,833

	Years ended
	December 31, 2024	December 31, 2023

Brazil	126,387	107,415
Latin America - except Brazil	71,756	67,624
Rest of the world	19,515	14,582
Subscription revenue	217,658	189,621
Services revenue	9,003	11,212
Total revenue	226,661	200,833

The total of right-of-use assets, property and equipment, intangible assets and investments in joint venture, broken down by location of the assets, is shown in the following table:

	December 31, 2024	December 31, 2023
Brazil	18,284	20,866
Latin America - except Brazil	506	208
Rest of the world	16,390	17,041
Total non-current assets by region	35,180	38,115

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

20.
Other income, net

The breakdown of other income is as follows:

	December 31, 2024	December 31, 2023
Interest income	14,168	23,555
Foreign exchange loss, net	(10,196)	(32,411)
Gain (loss) on financial instruments, net	2,033	9,794
Other, net	(121)	642
Other income, net	5,884	1,580

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

21.
Subsequent events

Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business, for a total cash consideration of $4 million. The acquisition is expected to expand the Group's retail media solutions. The financial effects of this acquisition, including the initial recognition of the assets, liabilities, and goodwill associated with the acquired company will be accounted for in the financial statements for the year ending December 31, 2025. In addition to the cash consideration, a separate agreement with the owners of the acquired company provides for an additional payment of US$ 1,644, covering a long-term non-compete agreement.

The preliminary purchase price allocation is as follows:

Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	32
Trade receivables	387
Other current and non-current assets	63
Property and equipment	6
Accounts payable	(356)
Other current and non-current liabilities	(68)
Fair value of identifiable intangible assets (i)	1,440
Goodwill	2,496
Total consideration	4,000

(i) The intangible assets acquired comprises of:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	Multi-Period Excess Earnings	155	4.0
Developed technology	Replacement cost	1,285	5.8

Subsequent share repurchase and canceling

From January to April 2025, the Company canceled 3,567,303 Class A common shares, of which 72,584 shares were held in treasury as of December 31, 2024, and 3,494,719 were repurchased after December 31, 2024 under the repurchase share program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 06, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer